UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2007

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On June 1, 2007 Telkom SA Limited (“Telkom”) announced the resignation of Mr. Vincent Mashale as company secretary of Telkom with effect from May 31, 2007, and the appointment of Ms. Sandi Linford as group company secretary with effect from June 1, 2007. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 13, 2007 Telkom SA Limited announced its provisional group annual results for the year ended March 31, 2007 to the JSE Securities Exchange, South Africa. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 13, 2007 Telkom presented its provisional group annual results for the year ended March 31, 2007. A copy of the presentation is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The presentation contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 13, 2007 Vodacom Group (Proprietary) Limited (“Vodacom”) (unlisted), in which has a 50% holding, announced its annual results for the year ended March 31, 2007. A copy of the announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 13, 2007 Vodacom presented its annual results for the year ended March 31, 2007. A copy of the presentation is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The presentation contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 13, 2007 Telkom issued an announcement to the JSE Limited, notifying that it had declared Dividend No. 12 of 600 cents per share and a special dividend of 500 cents per share for the year ended March 31, 2007. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

On June 13, 2007, Telkom filed for an overall average price decrease of 1.2% on its basket of regulated services with the Independent Communications Authority of South Africa. If accepted, the proposed price changes will become effective from August 1, 2007. A copy of the announcement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

On June 29, 2007 Telkom announced that the Competition Tribunal ruled on June 28, 2007 to prohibit the proposed acquisition by Telkom of the entire issued share capital of the Business Connexion Group Limited (“BCX”). A copy of the announcement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

On June 29, 2007 Telkom announced that the Competition Tribunal prohibited the proposed acquisition by Telkom of the entire issued share capital of the BCX and that the transaction will therefore not complete. A copy of the announcement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

On June 17, 2007 Telkom issued an announcement advising shareholders that Telkom filed its Form 20-F for the year ended March 31, 2007 with the Securities Exchange Commission on Tuesday, July 17, 2007. A copy of the announcement is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

On July 18, 2007 Vodacom issued its quarterly trading update for the period ended June 30, 2007. A copy of the announcement is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf, constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information - Risk Factors" contained in Telkom's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African telecommunications market; developments in the regulatory environment; the significant political, economic, regulatory and legal risks associated with Vodacom's and Telkom's investments outside South Africa; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Telkom's and Vodacom's ability to expand their operations and make acquisitions and investments in other African countries; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit our flexibility and ability to implement our preferred strategies; Vodacom's continued payment of dividends or distributions to us; our negative working capital; continuing rapid changes in technology and delays in the implementation of new technologies; our ability to reduce high rates of theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government's other positions in the telecommunications industry; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we or Vodacom have significant market power or otherwise imposes unfavorable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication- Related Information Act and the impact of these requirements on our business; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime, HIV infection, labor laws and labor relations and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date thereof, either to conform them to actual results or to changes in their expectations.

Exhibit	Description

99.1

Announcement, dated June 1, 2007, issued by Telkom SA Limited (“Telkom”) regarding the resignation of Mr. Vincent Mashale as company secretary of Telkom and the appointment of Ms. Sandi Linford as group company secretary with effect from June 1, 2007.

99.2	Announcement, issued by Telkom on June 13, 2007, of its provisional group annual results for the year ended March 31, 2007.

99.3	Presentation made by Telkom on June 13, 2007, of its provisional group annual results for the year ended March 31, 2007.

99.4	Announcement, issued by Vodacom Group (Proprietary) Limited (“Vodacom”) on June 13, 2007, of its annual results for the year ended March 31, 2007.

99.5	Presentation made by Vodacom on June 13, 2007, of its annual results for the year ended March 31, 2007.

99.6	Announcement, dated June 13, 2007, issued by Telkom to the JSE Limited, providing notification of dividends declared for the year ended March 31, 2007.

99.7	Announcement, dated June 13, 2007, issued by Telkom, announcing that it has filed an overall average price decrease of 1.2% on its basket of regulated services, with ICASA.

99.8	Announcement, dated June 29, 2007, issued by Telkom regarding the proposed acquisition by Telkom of the entire issued share capital of the Business Connexion Group Limited (“BCX”).

99.9	Annoucement dated June 29, 2007, issued by Telkom regarding the proposed acquisition by Telkom of the entire issued share capital of BCX.

99.10	Announcement, dated June 29, 2007, notifying shareholders that Telkom filed its Form 20-F for the year ended March 31, 2007 with the Securities Exchange Commission on Tuesday, July 17, 2007.

99.11	Announcement, issued by Vodacom on July 18, 2007, of its quarterly trading update for the period ended June 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By:	/s/ Kaushik Patel
Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	July 31, 2007